UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                             INTERLINE BRANDS, INC.
                             ----------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   458743 10 1
                                 --------------
                                 (CUSIP Number)


                                DECEMBER 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [_]   Rule 13d-1(b)
            [_]   Rule 13d-1(c)
            [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458743 10 1                Schedule 13G                 Page  2 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Parthenon Investors, L.P.
      04-3426088
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         3,884,103
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    3,884,103
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,884,103
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      12.1%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      PN
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page  3 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Parthenon Investment Advisors, LLC
      04-3426085
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         3,884,103
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    3,884,103
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,884,103
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      12.1%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page  4 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Parthenon Investment Partners, LLC
      04-3426087
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         3,884,103
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    3,884,103
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,884,103
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      12.1%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page  5 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Parthenon Investors II, L.P.
      04-3527200
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         732,916
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    732,916
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      732,916
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      2.3%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      PN
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page  6 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      PCap Partners II, LLC
      04-3527195
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         732,916
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    732,916
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      732,916
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      2.3%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page  7 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      PCap II, LLC
      04-3527185
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         732,916
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    732,916
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      732,916
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      2.3%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page  8 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      J&R Founders Fund, L.P.
      04-3517031
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         23,129
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    23,129
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      23,129
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      0.1%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      PN
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page  9 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      J&R Advisors F.F., Inc.
      04-3517028
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         23,129
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    23,129
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      23,129
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      0.1%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      CO
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page 10 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      PCIP Investors
      04-3458684
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         166,939
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    166,939
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      166,939
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      0.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      PN
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page 11 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Parthenon Capital, LLC
      04-3538437
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         166,939
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    166,939
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      166,939
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      0.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page 12 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Persons.

      J&R Investment Management Company, LLC
      04-3538436
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         166,939
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    166,939
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      166,939
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      0.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page 13 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Persons.

      John C. Rutherford
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      New Zealand
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       4,807,087
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  4,807,087

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      4,807,087
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      15.0%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IN
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page 14 of 24

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Persons.

      Ernest K. Jacquet
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      New Zealand
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       4,807,087
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  4,807,087

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      4,807,087
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      15.0%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IN
--------------------------------------------------------------------------------

CUSIP NO. 458743 10 1                Schedule 13G                 Page 15 of 24
--------------------------------------------------------------------------------


Item 1.         (a)      NAME OF ISSUER

                         Interline Brands, Inc. (the "Company").

                (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                         801 W. Bay Street
                         Jacksonville, Florida 32004-1605

Item 2.         (a)      NAMES OF PERSONS FILING

                         (i) Parthenon Investors, L.P., a Delaware limited partnership ("Parthenon");
                         (ii) Parthenon Investment Advisors, LLC, a Delaware limited liability company ("Parthenon Advisors," the general partner of Parthenon);
                         (iii) Parthenon Investment Partners, LLC, a Delaware limited liability company ("Parthenon Partners," the managing member of Parthenon Advisors);
                         (iv) Parthenon Investors II, L.P., a Delaware limited partnership ("Parthenon II");
                         (v) PCap Partners II, LLC, a Delaware limited liability company ("PCap Partners," the general partner of Parthenon II);
                         (vi) PCap II, LLC, a Delaware limited liability company ("PCap," the managing member of PCap Partners);
                         (vii) J&R Founders Fund, L.P., a Delaware limited partnership ("J&R Fund");
                         (viii) J&R Advisors F.F., Inc., a Delaware corporation
                                ("J&R Inc.," the general partner of J&R Fund);
                         (ix) PCIP Investors, a Delaware general partnership ("PCIP");
                         (x) Parthenon Capital, LLC, a Delaware limited liability company ("Parthenon Capital," the managing partner of PCIP);
                         (xi) J&R Investment Management Company, LLC, a Delaware limited liability company ("J&R LLC," the managing member of Parthenon Capital);
                         (xii) John C. Rutherford ("Mr. Rutherford," a managing member of Parthenon Partners, PCap and J&R LLC and a shareholder and director of J&R Inc.); and
                         (xiii) Ernest K. Jacquet ("Mr. Jacquet," a managing
                                member of Parthenon Partners, PCap and J&R LLC and a shareholder and director of J&R Inc.)
                                (i) through (xiii) collectively, the
                                "Reporting Persons").

CUSIP NO. 458743 10 1                Schedule 13G                 Page 16 of 24
--------------------------------------------------------------------------------


                (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                         The address of the principal business offices of each
                of the Reporting Persons is c/o Parthenon Capital, Inc., 200 State Street, Boston, Massachusetts 02109.

                (c)      CITIZENSHIP

                         The place of organization of each of the Reporting
                Persons (other than Mr. Rutherford and Mr. Jacquet) is Delaware. Mr. Jacquet is a citizen of the United States and Mr. Rutherford is a citizen of New Zealand.

                (d)      TITLE OF CLASS OF SECURITIES

                         Common Stock, par value $0.01 per share (the "Common
                Stock")

                (e)      CUSIP NUMBER

                         458743 10 1

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.         OWNERSHIP.

                (a)      AMOUNT BENEFICIALLY OWNED:

                               Parthenon may be deemed to beneficially own
                         3,884,103 shares of Common Stock held by it.

                               Parthenon Advisors may be deemed to beneficially
                         own 3,884,103 shares of Common Stock as a result of its voting and dispositive power over 3,884,103 shares of Common Stock held by Parthenon, of which Parthenon Advisors is the general partner.

                               Parthenon Partners may be deemed to beneficially
                         own 3,884,103 shares of Common Stock as a result of its voting and dispositive power over 3,884,103 shares of Common Stock held by Parthenon. Parthenon Partners is the managing member of Parthenon Advisors, which is the general partner of Parthenon.

                               Parthenon II may be deemed to beneficially own
                         732,916 shares of Common Stock held by it.

                               PCap Partners may be deemed to beneficially own
                         732,916 shares of Common Stock as a result of its voting and dispositive power over 732,916 shares of Common Stock held by Parthenon II, of which PCap Partners is the general partner.

CUSIP NO. 458743 10 1                Schedule 13G                 Page 17 of 24
--------------------------------------------------------------------------------


                               PCap may be deemed to beneficially own 732,916
                         shares of Common Stock as a result of its voting and dispositive power over 732,916 shares of Common Stock held by Parthenon II. PCap is the managing member of PCap Partners, which is the general partner of Parthenon II.

                               J&R Fund may be deemed to beneficially own 23,129
                         shares of Common Stock held by it.

                               J&R Inc. may be deemed to beneficially own 23,129
                         shares of Common Stock as a result of its voting and dispositive power over 23,129 shares of Common Stock held by J&R Fund, of which J&R Inc. is the general partner.

                               PCIP may be deemed to beneficially own 166,939
                         shares of Common Stock held by it.

                               Parthenon Capital may be deemed to beneficially
                         own 166,939 shares of Common Stock as a result of its voting and dispositive power over 166,939 shares of Common Stock held by PCIP, of which Parthenon Capital is the managing partner.

                               J&R LLC may be deemed to beneficially own 166,939
                         shares of Common Stock as a result of its voting and dispositive power over 166,939 shares of Common Stock held by PCIP. J&R LLC is the managing member of Parthenon Capital, which is the managing partner of PCIP.

                               Mr. Rutherford, in his capacity as a managing
                         member of Parthenon Partners (which is the managing member of Parthenon Advisors, which is the general partner of Parthenon), PCap (which is the managing member of PCap Partners, which is the general partner of Parthenon II) and J&R LLC (which is the managing member of Parthenon Capital, which is the managing partner of PCIP) and a 50% shareholder and director of J&R Inc. (which is the general partner of J&R Fund), may be deemed to beneficially own 4,808,087 shares of Common Stock as a result of his shared voting and dispositive power over: (i) 3,884,103 shares of Common Stock held by Parthenon, (ii) 732,916 shares of Common Stock held by Parthenon II, (iii) 166,939 shares of Common Stock held by PCIP and (iv) 23,129 shares of Common Stock held by J&R Fund.

CUSIP NO. 458743 10 1                Schedule 13G                 Page 18 of 24
--------------------------------------------------------------------------------


                               Mr. Jacquet, in his capacity as a managing member
                         of Parthenon Partners (which is the managing member of Parthenon Advisors, which is the general partner of Parthenon), PCap (which is the managing member of PCap Partners, which is the general partner of Parthenon II) and J&R LLC (which is the managing member of Parthenon Capital, which is the managing partner of PCIP) and a 50% shareholder and director of J&R Inc. (which is the general partner of J&R Fund), may be deemed to beneficially own 4,808,087 shares of Common Stock as a result of his shared voting and dispositive power over:
                         (i) 3,884,103 shares of Common Stock held by Parthenon,
                         (ii) 732,916 shares of Common Stock held by Parthenon II, (iii) 166,939 shares of Common Stock held by PCIP and (iv) 23,129 shares of Common Stock held by J&R Fund.

                (b)      PERCENTAGE OWNED:

                               Based on calculations made in accordance with
                         Rule 13d-3, and there being approximately 32,092,820 shares of Common Stock outstanding (as reported by the Company to the Reporting Persons as of February 4,
                         2005) (i) Parthenon, Parthenon Advisors and Parthenon Partners may each be deemed to beneficially own approximately 12.1% of the outstanding Common Stock,
                         (ii) Parthenon II, PCap Partners and PCap may each be deemed to beneficially own approximately 2.3% of the outstanding Common Stock, (iii) J&R Fund and J&R Inc. may each be deemed to beneficially own approximately 0.1% of the outstanding Common Stock, (iv) PCIP, Parthenon Capital and J&R LLC may each be deemed to beneficially own approximately 0.5% of the outstanding Common Stock and (v) Mr. Rutherford and Mr. Jacquet may each be deemed to beneficially own approximately 15.0% of the outstanding Common Stock.

                (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO VOTE AND/OR DIRECT THE DISPOSITION:

                               (A) Parthenon may be deemed to have the sole
                         power to direct the voting and disposition of the 3,884,103 shares of Common Stock held by it; (B) Parthenon Advisors, in its capacity as the general partner of Parthenon, may be deemed to have the sole power to direct the voting and disposition of the 3,884,103 shares of Common Stock held by Parthenon; (C) Parthenon Partners, in its capacity as the managing member of Parthenon Advisors, may be deemed to have the sole power to direct the voting and disposition of the 3,884,103 shares of Common Stock held by Parthenon; (D) Parthenon II may be deemed to have the sole power to direct the voting and disposition of the 732,916 shares of Common Stock held by it; (E) PCap Partners, in its capacity as the general partner of Parthenon II, may be deemed to have the sole power to direct the voting and disposition of the 732,916 shares of Common Stock held by Parthenon II; (F) PCap, in its capacity as the managing member of PCap Partners, may be deemed

CUSIP NO. 458743 10 1                Schedule 13G                 Page 19 of 24
--------------------------------------------------------------------------------

                         to have the sole power to direct the voting and disposition of the 732,916 shares of Common Stock held by Parthenon II; (G) J&R Fund may be deemed to have the sole power to direct the voting and disposition of the 23,129 shares of Common Stock held by it; (H) J&R Inc., in its capacity as the general partner of J&R Fund, may be deemed to have the sole power to direct the voting and disposition of the 23,129 shares of Common Stock held by J&R Fund; (I) PCIP may be deemed to have the sole power to direct the voting and disposition of the 166,939 shares of Common Stock held by it; (J) Parthenon Capital, in its capacity as the managing partner of PCIP, may be deemed to have the sole power to direct the voting and disposition of the 166,939 shares of Common Stock held by PCIP; (K) J&R LLC, in its capacity as the managing member of Parthenon Capital, may be deemed to have the sole power to direct the voting and disposition of the 166,939 shares of Common Stock held by PCIP; (L) Mr. Rutherford, in his capacity as a managing member of Parthenon Partners, PCap and J&R LLC, and in his capacity as a shareholder and director of J&R Inc., may be deemed to share the power to direct the voting and disposition of (i) the 3,884,103 shares of Common Stock held by Parthenon,
                         (ii) the 732,916 shares of Common Stock held by Parthenon II, (iii) the 23,129 shares of Common Stock held by J&R Fund and (iv) the 166,939 shares of Common Stock held by PCIP; and (M) Mr. Jacquet, in his capacity as a managing member of Parthenon Partners, PCap and J&R LLC, and in his capacity as a shareholder and director of J&R Inc., may be deemed to share the power to direct the voting and disposition of (i) the 3,884,103 shares of Common Stock held by Parthenon,
                         (ii) the 732,916 shares of Common Stock held by Parthenon II, (iii) the 23,129 shares of Common Stock held by J&R Fund and (iv) the 166,939 shares of Common Stock held by PCIP.

         Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons, other than the shares of Common Stock reported in this Schedule 13G as being beneficially owned by such Reporting Person.

Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not applicable.

Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.

CUSIP NO. 458743 10 1                Schedule 13G                 Page 20 of 24
--------------------------------------------------------------------------------


Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                See Exhibit 2.

Item 9.         NOTICE OF DISSOLUTION OF GROUP

                Not applicable.

Item 10.        CERTIFICATION

                Not applicable.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 458743 10 1                Schedule 13G                 Page 21 of 24
--------------------------------------------------------------------------------


                                     SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2005


                                    PARTHENON INVESTORS, L.P.

                                    By:  PARTHENON INVESTMENT ADVISORS, LLC,
                                         its General Partner

                                    By:  PARTHENON INVESTMENT PARTNERS, LLC,
                                         its Managing Member

                                         By: /s/ John C. Rutherford
                                             ----------------------------------
                                             Name:  John C. Rutherford
                                             Title: Managing Member



                                    PARTHENON INVESTMENT ADVISORS, LLC

                                    By:  PARTHENON INVESTMENT PARTNERS, LLC,
                                         its Managing Member

                                         By: /s/ John C. Rutherford
                                             ----------------------------------
                                             Name:  John C. Rutherford
                                             Title: Managing Member



                                    PARTHENON INVESTMENT PARTNERS, LLC


                                         By: /s/ John C. Rutherford
                                             ----------------------------------
                                             Name:  John C. Rutherford
                                             Title: Managing Member



                                    PARTHENON INVESTORS II, L.P.

                                    By:  PCAP PARTNERS II, LLC,
                                         its General Partner

                                    By:  PCAP II, LLC,
                                         its Managing Member

                                         By: /s/ John C. Rutherford
                                             ----------------------------------
                                             Name:  John C. Rutherford
                                             Title: Managing Member

CUSIP NO. 458743 10 1                Schedule 13G                 Page 22 of 24
--------------------------------------------------------------------------------


                                    PCAP PARTNERS II, LLC

                                    By:  PCAP II, LLC,
                                         its Managing Member

                                         By: /s/ John C. Rutherford
                                             ----------------------------------
                                             Name:  John C. Rutherford
                                             Title: Managing Member



                                  PCAP II, LLC


                                         By: /s/ John C. Rutherford
                                             ----------------------------------
                                             Name:  John C. Rutherford
                                             Title: Managing Member


                                    J&R FOUNDERS FUND, L.P.

                                    By:  J&R ADVISORS F.F. INC.
                                         its General Partner

                                         By: /s/ John C. Rutherford
                                             ----------------------------------
                                             Name:  John C. Rutherford
                                             Title: Managing Member


                                    J&R ADVISORS, INC.


                                         By: /s/ John C. Rutherford
                                             ----------------------------------
                                             Name:  John C. Rutherford
                                             Title: Managing Member



                                    PCIP INVESTORS

                                    By:  PARTHENON CAPITAL, LLC,
                                         its Managing Partner

                                    By:  J&R INVESTMENT MANAGEMENT COMPANY, LLC,
                                         its Managing Member


                                         By: /s/ John C. Rutherford
                                             ----------------------------------
                                             Name:  John C. Rutherford
                                             Title: Director, President
                                                    and Secretary

CUSIP NO. 458743 10 1                Schedule 13G                 Page 23 of 24
--------------------------------------------------------------------------------


                                    PARTHENON CAPITAL, LLC

                                    By:  J&R INVESTMENT MANAGEMENT COMPANY, LLC
                                         its Managing Member


                                         By: /s/ John C. Rutherford
                                             ----------------------------------
                                             Name:  John C. Rutherford
                                             Title: Managing Member



                                    J&R INVESTMENT MANAGEMENT COMPANY, LLC


                                         By: /s/ John C. Rutherford
                                             ----------------------------------
                                             Name:  John C. Rutherford
                                             Title: Managing Member



                                    /s/ John Rutherford
                                    -------------------------------------
                                    John C. Rutherford


                                    /s/ Ernest K. Jacquet
                                    -------------------------------------
                                    Ernest K. Jacquet

CUSIP NO. 458743 10 1              Schedule 13G                   Page 24 of 24
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.     Identity of members of group filing this schedule.